UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⊠  Form 40-F □

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K of GameSquare Holdings, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-254709) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date:	November 15, 2023	By:	/s/ Justin Kenna
		Name:	Justin Kenna
		Title:	Chief Executive Officer and Director

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EXHIBIT INDEX

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2023, and 2022

99.2	Managements Discussion and Analysis for the three and nine months ended September 30, 2023, and 2022

99.3	Certification of Interim Filings – CEO

99.4	Certification of Interim Filings – CFO

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